Exhibit 99.1

Investor Contact:	Media Contact:

John Swenson	Paul Kranhold/Andrew Cole

Asyst Technologies, Inc.	Sard Verbinnen & Co.

510-661-5000 510-661-5001	415-618-8750
ASYST COMMENTS ON DISCUSSIONS WITH AQUEST
Board Remains Engaged with Aquest Regarding Aquest Expression of Interest
Fremont, Calif., August 13, 2008 — Asyst Technologies, Inc. (Nasdaq: ASYT) today provided an update on discussions with Aquest Systems Corp. regarding Aquest’s unsolicited expression of interest to acquire Asyst and announced that its 2008 Annual Meeting will be held on Tuesday, Sept 16 at the company’s headquarters. The following is a statement from Asyst’s Board of Directors:
“Since we received Aquest Systems Corp.’s letter on July 16 in which Aquest expressed an interest in acquiring Asyst for $6.50 per share in cash, we have engaged in conversations with Aquest and encouraged prompt and meaningful discussions about their interest and the identities and resources of the parties that would finance a potential transaction. This has included offering expedited due diligence under a customary confidentiality agreement so that Aquest could submit a definitive proposal that we would then evaluate together with our financial advisors in the best interests of our shareholders.
“We are firmly committed to maximizing value for all of our shareholders, will continue to engage diligently with Aquest regarding their expression of interest, and, as has always been our position, will review any bona fide proposal from them or other party that may arise. While the Board engages Aquest about their expression of interest, management is focused on executing the Company’s strategic plan to create value for shareholders and meet our customers’ needs. We are mailing our proxy materials to shareholders and look forward to the annual meeting in September.”
About Asyst Technologies
Asyst Technologies, Inc. is a leading provider of integrated automation solutions that enable semiconductor and flat panel display (FPD) manufacturers to increase their manufacturing productivity and protect their investment in materials during the manufacturing process. Encompassing a broad range of products including automated transport and loading systems, wafer sorters, work-in-process materials management, equipment front-end systems, and connectivity automation software, Asyst’s modular, interoperable solutions allow chip and FPD manufacturers, as well as original equipment manufacturers, to select and employ the value-assured, hands-off manufacturing capabilities that best suit their needs. Asyst’s homepage is http://www.asyst.com.
IMPORTANT INFORMATION / SOLICITATION PARTICIPANTS LEGEND
Asyst Technologies, Inc. has filed with the SEC and will make available to its shareholders a definitive proxy statement and a white proxy card in connection with its 2008 annual meeting, and advises its shareholders to read the proxy statement relating to the 2008 annual meeting when it becomes available, because it will contain important information. Shareholders may obtain a free copy of the proxy statement and other documents (when available) that Asyst files with the SEC at the SEC’s website at www.sec.gov. The proxy statement and these other documents may also be obtained for free from Asyst by directing a request to Asyst Technologies, Inc., Attn: Investor Relations, John Swenson, 46897 Bayside Parkway, Fremont, California 94538, or from Asyst at www.asyst.com.

Asyst, its directors and named executive officers may be deemed to be participants in the solicitation of Asyst’s shareholders in connection with its 2008 annual meeting. Shareholders may obtain information regarding the names, affiliations and interests of such individuals in Asyst’s definitive proxy statement filed with the SEC on August 13, 2008.
Forward Looking Statements
Except for statements of historical fact, the statements in this release are forward-looking. The forward-looking statements include statements made or implied concerning potential future transactions and the company’s future plans and prospects. The company assumes no obligation to update these statements. Such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include but are not limited to the following risks: uncertainty as to whether any acquisition proposal will result in a transaction at all or have a price or other terms beneficial to shareholders; adverse impacts that acquisition proposals could have on our business relationships with customers; possibility that key employees may pursue other opportunities due to concerns as to employment security at Asyst; adverse impacts that an unsolicited acquisition proposal and proxy contest seeking control of our board of directors may have on our operating expenses and our strategic and operating initiatives; and significant costs of defense, indemnification and liability if litigation were to arise in relation to any of the foregoing matters. Other factors that could adversely impact our business and future expectations set forth above include risks relating to the availability and performance of our Spartan, Agile Automation, Falcon, VAO, and Velocity products; the ability of our Spartan, Agile Automation, Falcon, VAO, and Velocity products to meet customer requirements; uncertainties related to the pace or completion of customer orders and the timing and realization of expected sales and related revenue for our Spartan, Agile Automation, Falcon, VAO, and Velocity products; the continued acceptance of our products and services; the value, timing, release and market acceptance of new products; the ability to maintain or increase market share and product pricing; our reliance on a few key customers; the ability to reduce costs and improve product margins for our products in a competitive marketplace; the possibility that customers may cancel or delay planned expansion activity and thus delay or reduce related revenue; our ability to execute on our ongoing strategic and operating initiatives; the impact and outcome of any legal actions or proceedings; and other factors more fully detailed in the company’s Annual Report on Form 10-K for the year ended March 31, 2008, and other reports filed with the Securities and Exchange Commission.
“Asyst” is a registered trademark, and “Agile Automation,” “Spartan,” “Velocity,” “Falcon,” and “VAO” are trademarks of Asyst Technologies, Inc. Copyright 2008. All Rights Reserved.